PE 3-1-02

02020415

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

March 1, 2002

SMITH & NEPHEW plc
(Registrant's name)

Heron House
15 Adam Street
London, England WCN 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ✔ Form 40-F __

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

Yes __ No ✔

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- *n/a*.

Total Pages: 3

27 February 2002

The Secretary
London Stock Exchange
Company Announcement Office
Old Broad Street
London
EC2N 1HP

Dear Sirs,

Smith & Nephew plc has been notified today, pursuant to Section 198 of the Companies Act 1985 (as amended), by AXA Investment Managers UK Limited Limited that they have a beneficial interest in 45,955,558 ordinary shares of 12 2/9p each (4.96%) and a non-beneficial in 37,201,545 ordinary shares of 12 2/9p each (4.02%) in the Company. The total of 83,157,103 represents 8.98% of the issued share capital of the Company.

Yours faithfully,

P.R. Chambers
Assistant Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMITH & NEPHEW PLC

Date March 1, 2002

By ______________________

Name: M G Parson

Title: Company Secretary